02037540

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

For May 28, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Section 198 Notification
2. Press release dated May 13, 2002
3. Section 198 Notification
4. Press release dated May 20, 2002
5. Section 198 Notification
6. Section 198 Notification
7. Disclosure of interest in shares dated May 23, 2002
8. Disclosure of interest in shares dated May 23, 2002
9. Press release dated May 28, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: May 28, 2002

By:
Name: Tim Score
Title: Chief Financial Officer

Item 1

198/90/I

To: Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Date: 8 May 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

86,771,947

Name(s) of registered holder(s):

See Schedule B

As of 8 May 2002

Arm Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**86,771,947**	**8.55%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	36,228,197.00	3.57%
• Capital International Limited	28,522,268.00	2.81%
• Capital International S.A.	8,679,172.00	0.86%
• Capital International, Inc.	342,310.00	0.03%
• Capital Research and Management Company	13,000,000.00	1.28%

Schedule A

Schedule of holdings in Arm Holdings plc
As of 8 May 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	5,858,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	722,117
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	14,188,272
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	318,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	5,843,508
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,577,200
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	841,100

Citibank London 11 Old Jewry London EC2R 8D8 UK	638,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,043,300
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	16,800
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	88,800
State Street Bank & Trust Co.	73,600
Citibank NA Toronto	32,600
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	51,300
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	395,500

Clydesdale Bank plc	1,800
TOTAL	**36,228,197**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,093,700
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	4,369,173
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	6,447,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	343,700
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	5,478,470
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	209,800
Citibank London 11 Old Jewry London EC2R 8DB UK	267,500
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	523,300

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,004,381
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	94,800
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	368,500
State Street Bank & Trust Co.	433,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	164,100
Citibank NA Toronto	73,400
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	811,200
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,316,800
Northern Trust AVFC South Africa	334,100

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	97,844
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	468,200
Bank One London	476,600
Clydesdale Bank plc	145,700
TOTAL	**28,522,268**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	66,700
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	150,900
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,106,702
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	79,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	646,800
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	225,300
Citibank London 11 Old Jewry London EC2R 8D8 UK	140,750
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	43,400

Morgan Stanley	44,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	2,124,600
State Street Bank & Trust Co.	150,700
National Westminster Bank	457,860
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	116,800
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	151,420
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	72,100
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	563,500

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	506,640
TOTAL	**8,679,172**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	159,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	63,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
TOTAL	**342,310**

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	13,000,000
TOTAL	13,000,000

Item 2

ARM AND LINEO ANNOUNCE AVAILABILITY OF EMBEDIX OS FOR PRIMEXSYS WIRELESS PLATFORM

CAMBRIDGE, UK and SALT LAKE CITY, UTAH, U.S. — May 13, 2002 – ARM [(LSE: ARM); Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions and Lineo™, Inc. a leading innovator in embedded systems, and smart handheld and residential gateway stack solutions, today announced that Lineo has completed a port of Embedix, its Linux-based operating system, to the ARM® PrimeXsys™ Wireless Platform. This is the first operating system to be ported to the PrimeXsys Wireless Platform by a third-party IP provider and marks the first availability of embedded Linux for the PrimeXsys Wireless Platform.

As an inaugural member of the ARM DevZone™ program, Lineo has a long-standing relationship with ARM and the ARM developer community, working to optimize Embedix Linux for ARM core-based microprocessors. This latest development marks a significant step toward products becoming available, based on the ARM PrimeXsys technology and running Embedix OS.

"By working together, ARM and Lineo have made considerable advances in optimizing Linux for the ARM architecture," said Ian Thornton, PrimeXsys product manager, ARM. "We see Linux as a key technology in the wireless market and Lineo's decision to develop a port of Linux further endorses the important role that both Embedix OS and the PrimeXsys Wireless Platform will have as the basis of next-generation wireless devices."

"ARM's PrimeXsys Wireless Platform technology will sit at the heart of many next-generation wireless devices. Therefore, we felt that it was crucial to develop a pre-validated port of our Embedix OS to the PrimeXsys Wireless Platform so that licensees of the platform will have a Linux provider of reference for their projects based on this ARM platform," said Matt Harris, CEO of Lineo. "Our Embedix OS is proving to be a popular choice with developers who are finding the added scalability and small memory footprint of Linux is ideally suited to the wireless market."

Availability

The port of Embedix OS to the PrimeXsys Wireless Platform should be complete by the end of May 2002. Those interested in developing a PrimeXsys Wireless Platform-based solution can contact Lineo by email insales@lineo.com or by calling (in the U.S.) 800 490-9448 ext 320 or + 1 801 426 5001 ext 320.

About PrimeXsys

ARM's PrimeXsys platforms are highly-integrated, extendible platforms incorporating all the hardware, software and integration tools necessary to enable ARM Partners to easily develop a wide range of ARM Powered® application-focused devices, rapidly and with minimal risk. The PrimeXsys Wireless Platform is specifically designed to support the development of wireless applications including third-generation mobile phones and personal digital assistants (PDAs).

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Lineo

Lineo® provides embedded systems and real-time solutions covering the full spectrum of embedded development, including operating system software, host development environments, vertical stack applications and professional services. Lineo distributes solutions allowing OEMs to create smart embedded devices and systems while helping OEMs to reduce system requirements, per-unit costs and time-to-market.

Lineo's key technologies are: Embedix® SDK (a fully featured and integrated embedded developer tool chain), Embedix (embedded Linux system software for MMU-less and MMU-full processors), Embedix Plus PDA and Embedix Plus RG (vertical-specific application stack solutions). Contact Lineo at http://www.lineo.com, via e-mail to info@lineo.com or by calling + 1 801 426 5001.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. PrimeXsys and DevZone are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Limited; ARM Taiwan; and ARM France SAS.

Item 3

THE CAPITAL GROUP COMPANIES, INC.
333 South Hope Street, Los Angeles, California 90071 - Telephone (213) 486-9200 - Fax (213) 486-9217

13 May 2002

BY FAX - ORIGINAL IN POST
(44 1223 400546)

Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 10 May 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 1,014,767,176 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang or Gina Martinez at (213)452-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Inmo Khang
Compliance Associate

198/90/I

To: Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Date: 10 May 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

93,671,247

Name(s) of registered holder(s):

See Schedule B

As of 10 May 2002

Arm Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	93,671,247	9.23%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	38,641,697.00	3.81%
• Capital International Limited	31,770,798.00	3.13%
• Capital International S.A.	9,886,742.00	0.97%
• Capital International, Inc.	372,010.00	0.04%
• Capital Research and Management Company	13,000,000.00	1.28%

Schedule A

Schedule of holdings in Arm Holdings plc
As of 10 May 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,295,400
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	750,617
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	15,177,772
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	330,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,155,208
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,833,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	860,400

Citibank London 11 Old Jewry London EC2R 8DB UK	638,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,473,800
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	93,100
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	411,000

Clydesdale Bank plc	1,800
TOTAL	38,641,697

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,249,400
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	4,736,373
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	7,341,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	369,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	6,004,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	241,500
Citibank London 11 Old Jewry London EC2R 8DB UK	298,000
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	574,200

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,633,581
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	109,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	424,800
State Street Bank & Trust Co.	504,600
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	182,000
Citibank NA Toronto	90,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	897,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,464,900
Northern Trust AVFC South Africa	334,100

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	111,744
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	475,700
Bank One London	545,900
Clydesdale Bank plc	182,300
TOTAL	**31,770,798**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	75,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	160,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,631,902
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	63,800
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	787,200
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	260,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	162,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	53,200

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	2,305,500
State Street Bank & Trust Co.	172,300
National Westminster Bank	523,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	136,500
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	160,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	84,500
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	626,000

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	577,340
TOTAL	**9,886,742**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AP	179,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	73,100
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
TOTAL	**372,010**

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	13,000,000
TOTAL	13,000,000

Item 4

PORTALPLAYER LICENSES ARM TECHNOLOGY FOR DIGITAL AUDIO APPLICATIONS

Powerful 32-bit ARM7TDMI core enables price/performance leadership in chips for consumer entertainment systems

CAMBRIDGE, UK and SANTA CLARA, CALIF. – May 20, 2002 – ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and PortalPlayer, Inc., the industry's only supplier of digital audio platforms for consumer electronics, today announced that PortalPlayer has licensed the ARM7TDMI® core for implementation in digital audio encode and playback devices. ARM® core-based products from PortalPlayer™ are used by original equipment manufacturers (OEMs) and original device manufacturers (ODMs) to develop complete digital audio product families, from player-only portable devices to digital audio-enabled encoding and playback systems for the pocket, home and car.

Portal Players' complete platform solutions include a highly-integrated system-on-chip controller, firmware, digital media manager application software, and reference designs to speed system integration. PortalPlayer's SuperIntegration™ system-on-chip (SoC) controllers, based on the ARM7TDMI processor core, provide a programmable and upgradeable solution for digital audio playback and recording applications, with the performance headroom needed to accommodate the evolving requirements of the digital audio entertainment market. Coupled with PortalPlayer's extensive firmware library, system designers can enable the set of audio encoders, decoders, digital rights management and audio effects processing features that exactly fit their target application. This flexibility and extensibility gives consumer product OEMs a significant time-to-market advantage.

"PortalPlayer established its leadership in digital audio platforms using ARM core-based designs manufactured for us by strategic partners," said John Mallard, president and chief executive officer of PortalPlayer. "With the addition of the ARM7TDMI core to our Customer Owned Tool (COT) flow, PortalPlayer is able to aggressively manage the timeframe and costs for new chip development. As a result, we will continue to bring new high-performance, high-integration platform solutions to the growing market for consumer digital audio devices sooner than our competition."

"As a leader in this arena, PortalPlayer makes full use of the integration, performance and low cost benefits of the ARM7TDMI core to deliver SoC products that meet the exacting demands of current and next-generation digital audio devices," said Dr Tom Cronk, director, Wireless, ARM. "This agreement underscores the suitability of ARM technology for the growing consumer electronics space - a market where low-power with high-performance is a must."

The ARM7TDMI core, a 32-bit embedded RISC processor, is optimized to provide the best combination of performance, power and area characteristics. The ARM7TDMI core enables system designers to build embedded devices that meet the small size, low power and high-performance requirements of applications such as wireless handsets and personal audio accessories.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About PortalPlayer, Inc.

PortalPlayer, Inc. supplies consumer electronics manufacturers with complete platform solutions for open and secure delivery and management of digital media via the Internet. The company develops and markets advanced systems for digital audio recording and playback, using MP3 and other popular digital compression technologies. Founded in May 1999, PortalPlayer is headquartered in Santa Clara, California, with major offices in Seattle, Washington; Charlotte, North Carolina; and Hyderabad, India. The company has grown to more than 200 employees worldwide and has received three rounds of venture capital funding. Top tier investors include J.P. Morgan Partners, CIBC World Markets Corp., LSI Logic Corp., Techfund, and Vulcan Ventures, Inc.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; and ARM France SAS.

PortalPlayer and SuperIntegration are trademarks of PortalPlayer, Inc.

Item 5

THE CAPITAL GROUP COMPANIES, INC.
333 South Hope Street, Los Angeles, California 90071 - Telephone (213) 486-9200 • Fax (213) 486-9217

21 May 2002

BY FAX - ORIGINAL IN POST
(44 1223 400546)

Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 20 May 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 1,014,767,176 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang or Gina Martinez at (213)452-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Gina Martinez
Compliance Associate

198/90/1

To: Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Date: 20 May 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

101,798,195

Name(s) of registered holder(s):

See Schedule B

As of 20 May 2002

Arm Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	101,798,195	10.03%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	40,449,097.00	3.99%
• Capital International Limited	37,584,646.00	3.70%
• Capital International S.A.	10,360,142.00	1.02%
• Capital International, Inc.	404,310.00	0.04%
• Capital Research and Management Company	13,000,000.00	1.28%

Schedule A

Schedule of holdings in Arm Holdings plc
As of 20 May 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,425,800
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	750,617
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	16,589,572
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	330,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,277,008
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,922,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	860,400

Citibank London 11 Old Jewry London EC2R 8DB UK	638,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,528,000
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	93,100
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	411,000

Clydesdale Bank plc	1,800
TOTAL	40,449,097

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,353,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	5,430,773
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,712,148
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	425,500
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	7,663,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	274,900
Citibank London 11 Old Jewry London EC2R 8D8 UK	310,400
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	716,400

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	6,556,281
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	109,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	424,800
State Street Bank & Trust Co.	589,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	182,000
Citibank NA Toronto	90,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,167,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,833,000
Northern Trust AVFC South Africa	334,100

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	126,044
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	501,400
Bank One London	598,100
Clydesdale Bank plc	186,400
TOTAL	37,584,646

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	75,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	173,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,819,702
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	83,800
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	796,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	260,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	162,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	53,200

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	2,507,600
State Street Bank & Trust Co.	172,300
National Westminster Bank	523,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	145,600
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	160,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	93,900
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	668,900

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	577,340
TOTAL	**10,360,142**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	202,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	82,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
TOTAL	404,310

Capital Research and Management Company

Registered Name		Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		13,000,000
	TOTAL	13,000,000

Item 6

THE CAPITAL GROUP COMPANIES, INC.

333 South Hope Street, Los Angeles, California 90071 · Telephone (213) 486-9200 · Fax (213) 486-9217

22 May 2002

BY FAX - ORIGINAL IN POST
(44 1223 400546)

Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 21 May 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 1,014,767,176 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang or Gina Martinez at (213)452-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Gina Martinez
Compliance Associate

198/90/I

To: Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Date: 21 May 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

102,857,395

Name(s) of registered holder(s):

See Schedule B

As of 21 May 2002

Arm Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**102,857,395**	**10.14%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	40,711,697.00	4.01%
• Capital International Limited	38,319,946.00	3.78%
• Capital International S.A.	10,416,742.00	1.03%
• Capital International, Inc.	409,010.00	0.04%
• Capital Research and Management Company	13,000,000.00	1.28%

Schedule A

Schedule of holdings in Arm Holdings plc
As of 21 May 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,435,300
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	769,417
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	16,770,272
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	338,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	6,291,908
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,922,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	860,400

Citibank London 11 Old Jewry London EC2R 8DB UK	638,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,558,700
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	93,100
State Street Bank & Trust Co.	76,500
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	411,000

Clydesdale Bank plc	1,800
TOTAL	**40,711,697**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,367,000
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	5,518,673
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,875,548
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	432,700
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	7,876,800
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	279,400
Citibank London 11 Old Jewry London EC2R 8D8 UK	312,100
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	734,600

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	6,678,081
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	109,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	424,800
State Street Bank & Trust Co.	600,200
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	182,000
Citibank NA Toronto	90,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,198,900
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,880,500
Northern Trust AVFC South Africa	334,100

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	128,044
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	504,800
Bank One London	604,700
Clydesdale Bank plc	188,000
TOTAL	**38,319,946**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	75,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	173,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,842,502
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	83,800
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	798,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	260,800
Citibank London 11 Old Jewry London EC2R 8DB UK	162,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	53,200

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	2,534,200
State Street Bank & Trust Co.	172,300
National Westminster Bank	523,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	145,600
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	160,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	93,900
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	674,500

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	577,340
TOTAL	**10,416,742**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	205,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	84,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
TOTAL	409,010

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	13,000,000
TOTAL	13,000,000

Item 7

MORGAN STANLEY DEAN WITTER

MORGAN STANLEY SECURITIES LIMITED
25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

23 May 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 21 May 2002 we acquired an interest in the shares that resulted in our holding a total of 31,218,260 shares. This is due to our holding 25,495,970 ordinary shares and 1,907,430 American Depository Receipts (equivalent to 5,722,290 ordinary shares) being approximately 3.08% of the issued share capital of the Company.

We have transferred from time to time 27,152,182 shares to a third party on terms which gives us the right to require the return of an equivalent number of shares. Accordingly, our interest in 27,152,182 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

Robin Greenwood

Robin Greenwood
Law Division

Item 8

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

Tel 020 7699 2305
Fax 0870 242 2733

23 May 2002

The Company Secetary
ARM Holdings PLC
90 Fulbourn Road
Cambridge CB1 9JN

BARCLAYS

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 22 May 2002 Barclays PLC, no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 1,018,723,121. If this is incorrect please let me know.

If you have any queries relating to this letter please contact me on 020 7699 2305.

Yours faithfully

pp [signature]
Geoff Smith
Manager, Secretarial Services

Item 9

MAY 28, 2002

ARM DISMISSES LAWSUIT AS FRIVOLOUS

CAMBRIDGE, UK - May 28, 2002 - ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions stated today that it will vigorously defend itself against claims of patent infringement made by Nazomi Communications Inc. (Nazomi) in a lawsuit filed May 28, 2002, before the Federal District Court for Northern California.

The suit claims that ARM's Java acceleration technology infringes U.S. patent number 6,332,215.

ARM is confident that its products do not infringe the patent cited in the Nazomi lawsuit or any other Nazomi patents. ARM thoroughly investigated the Nazomi patent portfolio and developed its products in such a way that they would not infringe any Nazomi patents.

"ARM performs extensive patent research during the development of its products," said Mike Muller, ARM's CTO. "Having reviewed our technology, it is obvious that we don't infringe the Nazomi patents."

"We are disappointed that Nazomi would embark upon such a frivolous course of action," said David MacKay, General Counsel, ARM. "We have been in discussion with Nazomi and have given them every opportunity to indicate the basis upon which they believe that an infringement may exist. We have every confidence that we shall prevail in this case and intend pursuing Nazomi for all legal costs incurred by ARM as a result of these premature and ill-conceived proceedings."

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

ENDS